NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited interim consolidated financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Mike Sylvestre, P.Eng., ICD.D	Rick Johnson, CA
Interim Chief Executive Officer	Chief Financial Officer

Date: May 7, 2014

Condensed Consolidated Interim Statements of Financial Position

(In Thousands of Canadian Dollars - Unaudited)

		MARCH 31	DECEMBER 31
		2014	2013
	Note
Assets
Short-term investments	5	$4,688	$1,643
Accounts receivable		5,357	2,873
Inventories	6	31,544	20,565
Prepaid expenses and deposits		317	390
Assets held for sale	7	-	13,423
Current assets		41,906	38,894

Mineral properties		128,911	140,544
Deposits for reclamation costs	9	2,237	2,237
Non-current assets		131,148	142,781
Total assets		$173,054	$181,675

Liabilities
Bank indebtedness		$1,231	$8,623
Accounts payable and accrued liabilities		16,695	6,997
Loans and borrowings	11	5,636	31,869
Net royalty obligation	10	1,271	1,001
Liabilities related to assets held for sale	7	-	2,316
Current liabilities		24,833	50,806

Loans and borrowings	11	20,417	-
Net royalty obligation	10	1,350	1,826
Decommissioning and reclamation	9	6,566	6,447
Non-current liabilities		28,333	8,273

Shareholders' equity
Share capital		198,489	195,245
Contributed surplus		6,695	8,223
Accumulated deficit		(86,036)	(80,925)
Accumulated other comprehensive income		740	53
Total shareholders' equity		119,888	122,596
Total liabilities and shareholders' equity		$173,054	$181,675

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Ted J. Nieman, Q.C.	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income

(In Thousands of Canadian Dollars, except per share amounts - Unaudited)

		Three Months Ended
		March 31	March 31
		2014	2013
	Note

Revenue		$15,624	$15,278

Mine Operating:
Production costs		10,628	11,584
Production royalty	8	58	-
Depreciation and depletion		5,593	4,549
		16,279	16,133
Gross loss		(655)	(855)

General and administrative		2,360	2,398
Finance expense		2,155	372
Finance and other income		(431)	(318)
Loss on sale of assets		642	-
Gain on investments		(270)	-
		4,456	2,452

Loss before income tax		(5,111)	(3,307)

Deferred income tax recovery		-	(770)

Net loss		$(5,111)	$(2,537)

Net loss per share
Basic and diluted
Net loss	13	$(0.03)	$(0.01)

Weighted average common shares outstanding for the year:

Basic and diluted		182,029	174,801

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income
(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31
	2014	2013

Net loss	$(5,111)	$(2,537)

Other comprehensive loss
Gain on available-for-sale securities transferred to profit	(270)	-
Unrealized gain (loss) on available-for-securities	957	(137)
Other comprehensive income (loss)	687	(137)
Total comprehensive loss	$(4,424)	$(2,674)

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders' Equity
(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31	March 31
	2014	2013

Share Capital
Balance, beginning of period	$195,245	$193,189
Common shares issued	1,501	725
Transfers from contributed surplus	1,743	-
Balance, end of period	$198,489	$193,914

Contributed Surplus
Balance, beginning of period	$8,223	$6,652
Stock-based compensation	215	327
Transfers to share capital	(1,743)	-
Balance, end of period	$6,695	$6,979

Accumulated Deficit
Balance, beginning of period	$(80,925)	$(7,502)
Net loss	(5,111)	(2,537)
Balance, end of period	$(86,036)	$(10,039)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$53	$25
Other comprehensive income (loss)	687	(137)
Balance, end of period	$740	$(112)

Shareholders' equity, end of period	$119,888	$190,742

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31	March 31
	2014	2013

Cash flows from (used in) operating activities

Net loss	$(5,111)	$(2,537)
Adjustments for non-cash items:
Depreciation and depletion	5,593	4,549
Finance expense	921	94
Finance and other income	(206)	(297)
Loss on sale of assets	642	-
Gain on investments	(270)	-
Stock-based compensation	215	327
Deferred income tax recovery	-	(770)
	1,784	1,366

Net changes in non-cash operating working capital:
Accounts receivable	(2,484)	638
Inventories	(9,930)	(10,087)
Prepaid expenses and deposits	73	126
Accounts payable and accrued liabilities	9,698	9,529
Cash (used in) provided by operating activities	(859)	1,572

Cash flows from investing activities:
Additions to mineral properties	(7,895)	(13,433)
Proceeds from NSR agreement	12,813	-
Proceeds from sale of assets	8,259	-
Decrease in investments	356	-
Cash provided by (used in) investing activities	13,533	(13,433)

Cash flows from financing activities:
Proceeds from issue of common shares, net of issue costs	711	725
Demand loans:
Proceeds	-	5,000
Repayments	(5,614)	(588)
Obligations under finance lease:
Repayments	(291)	(426)
Cash (used in) from financing activities	(5,194)	4,711

(Decrease) increase in cash and cash equivalents	7,480	(7,150)
Decrease in cash and cash equivalents related to assets held for sale	(88)	-

Bank indebtedness, beginning of period	(8,623)	(3,531)
Bank indebtedness, end of period	$(1,231)	$(10,681)

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the OTCQB (OTCQB: CLGRF). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These unaudited condensed consolidated interim financial statements for the period ended March 31, 2014 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s 2013 annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used in preparing the most recent audited consolidated financial statements for the year ended December 31, 2013.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 7, 2014.

Details of the Company’s accounting policies, including changes during the year, are included in Notes 3 and 4.

BASIS OF MEASUREMENT

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These unaudited condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

GOING CONCERN

The Company’s unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. However, several conditions and events may result in uncertainty and therefore could cast doubt as to the Company’s ability to continue as a going concern.

The Company has incurred significant operating losses over the past year ($73.4 million for the year ended December 31, 2013 including impairment charges of $63.8 million). Also, historical production at the Company’s Seabee Gold Operation has not always met guidance. Furthermore, gold prices may fluctuate widely and are affected by numerous industry, political and macro-economic factors. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow from operations and / or obtain additional financing.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company’s unaudited condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the consolidated statement of financial position classifications used.

USE OF JUDGMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets or liabilities, valuation of inventory, provisions for decommissioning and reclamation and financial instruments.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies

Critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production. The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location. The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use. At this point, deferred costs are reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”. Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs ceases and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized. Depreciation and depletion commences at this time.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The determination of a mineral resource is itself an estimation process that involves varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures. The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. Upon acquisition of a set of assets and liabilities, the Company examines the criteria set forth in IFRS 3, Business Combinations (“IFRS 3”). If a transaction does not meet the definition of a business, as defined in IFRS 3, it is accounted for as an asset acquisition.

Critical Estimates and Assumptions in Applying Accounting Policies

Significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist. Where an indicator of impairment exists, an estimate of the recoverable amount is made. Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Mine Operating Costs

When determining mine operating costs recognized in the Consolidated Statements of Income, the Company makes estimates of quantities of ore within stockpiles and of quantities in-circuit and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources. Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes. The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Fair value measurement

The Company measures financial instruments, such as derivatives, at fair value each balance sheet date. The fair values of financial instruments measured at amortized cost are disclosed in Note 14. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plans, expiration of tax losses and tax pools carried forward and tax planning strategies.

Decommissioning and Reclamation

The Company’s mining and exploration activities are subject to various environmental laws and regulations. The Company estimates environmental obligations based on the current legal and constructive requirements. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Additional Accounting Judgments, Estimates and Assumptions

In addition to the above disclosure on estimates and judgments, the Company has disclosed additional information relating to significant estimates and judgments recognized in the consolidated financial statements throughout the following notes:

Note 5	Investments
Note 9	Decommissioning and Reclamation
Note 10	Net Royalty Obligation
Note 12	Share-based Compensation
Note 14	Financial Instruments

3.	Significant Accounting Policies:

These unaudited condensed consolidated interim financial statements are prepared using accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2013. The accounting policies utilized by Management for the Company and its wholly-owned subsidiaries have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise indicated.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

4.	Accounting Standards:

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. These amendments have been applied retrospectively. The amendments to IAS 32 did not impact the Company’s consolidated financial statements.

IFRIC 21 Levies

IFRIC 21, Levies (“IFRIC 21”), is effective for annual periods beginning on or after January 1, 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 did not have an impact on the consolidated financial statements of the Company as at March 31, 2014 or December 31, 2013.

Future Changes in Accounting Policies

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt this standard, if applicable, when it becomes effective.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

5.	Short-term Investments:

		MAR 31	DEC 31
		2014	2013

Short-term Investments	(a)	$1,500	$1,500
Available-for-sale securities	(b)	3,188	143
		$4,688	$1,643

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(a) Short-term Investments

Short-term investments are denominated in Canadian dollars, are comprised of instruments with terms to maturity between three and 12 months. At March 31, 2014, the Company’s short-term investment had a stated interest rate of 1.20 percent. Short-term investments are classified as loans and receivables for financial instrument purposes (Note 14).

(b) Available-for-sale Investments

	MAR 31	DEC 31
	2014	2013

Available-for-sale securities, beginning of period	$143	$378
Acquisition of available-for-sale securities	2,444	-
Disposition of available-for-sale securities	(134)	-
Write-down of available-for-sale securities	-	(284)
Unrealized gain on available-for-sale securities	735	49
Available-for-sale securities, end of period	$3,188	$143

The Company holds available for sale investments in certain public companies. During the period ended March 31, 2014, Claude received 9,776,885 shares of Laurentian Goldfields Ltd. (“Laurentian”) pursuant to the Company’s sale of the Madsen Gold Project to Laurentian.

In the first quarter of 2014, the Company sold certain of its available-for-sale investments for $0.1 million, recorded a realized gain of $0.3 million and transferred $0.3 million from accumulated other comprehensive loss to net loss.

At March 31, 2014, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that the Company’s available-for-sale securities were not impaired in value.

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 14).

6.	Inventories:

Details of the Company’s inventories are as follows:

	MAR 31	DEC 31
	2014	2013

Gold in-circuit (1) (2)	$3,043	$2,522
Stockpiled ore (1) (2)	3,664	1,838
Materials and supplies (3)	24,837	16,205
Inventories	$31,544	$20,565

(1)	For the period ended March 31, 2014, depreciation and depletion of $2.7 million is included in the above noted balances (December 31, 2013 - $1.7 million).
(2)	For the period ended March 31, 2014, there was a $1.1 million write-down of gold inventory to net realizable value (December 31, 2013 – $1.8 million).
(3)	There was no write-down or reversal of write-down of materials and supplies inventory for the period ended March 31, 2014 or for the year ended December 31, 2013.

Write-downs and reversals, if any, are included in production costs.

7.	Assets Held for Sale:

On March 4, 2014, the Company completed the sale of its 100 percent interest in the Madsen Gold Project in Red Lake, Ontario, Canada to Laurentian. Upon closing of the transaction, the Company received CDN $6.25 million cash and will receive CDN $2.5 million of cash or equity (at Laurentian’s option) payable six months following the close of the transaction. Cash proceeds were utilized to reduce bank debt and for working capital purposes. In addition, Claude received 9,776,885 shares of Laurentian.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

8.	Net Smelter Return Royalty:

On March 20, 2014, the Company completed a Net Smelter Return (“NSR”) royalty agreement on the Seabee Gold Operation. Pursuant to this transaction, proceeds of U.S. $12.0 million were received by the Company in exchange for a three (3) percent NSR. On the Company’s Statement of Financial Position, proceeds received from the completion of the NSR royalty agreement were booked to Cash with a corresponding credit to Mineral Properties. Under the terms of the NSR, the Company has the right to purchase 50 percent of the NSR for U.S. $12.0 million, expiring on December 31, 2016. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month. Proceeds from the NSR will be used for further development at the Seabee Gold Operation and for general working capital purposes primarily related to the Seabee Gold Operation.

9.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.76 to 2.77 percent. Expected undiscounted payments of future obligations are $7.5 million over the next 5 to 11 years. During 2014, an accretion expense of $0.04 million has been charged (March 31, 2013 - $0.04 million), augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the period ended March 31, 2014 are as follows:

	MAR 31	DEC 31
	2014	2013

Decommissioning and reclamation provision, beginning of period	$6,447	$9,163
Accretion	42	182
Revisions due to change in estimates and discount rate	77	(673)
	6,566	8,672
Amount re-classified to Liabilities related to assets held for sale	-	(2,225)
Decommissioning and reclamation provision, end of period	$6,566	$6,447

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to its properties in the amount of $2.2 million (December 31, 2013 - $2.2 million). As security for these letters of credit, the Company has provided investment certificates in the amount of $2.2 million (December 31, 2013 - $2.2 million).

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its 2013 Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.1 million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favor of the Ministry of Environment in the amount of $1.6 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next five years as follows: 2014 - $0.5 million; 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and 2018 - $1.5 million.

10.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a restricted promissory note. The Company utilizes interest earned from the restricted promissory notes and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to each agreement. Over the life of the royalty agreements, it is expected that interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)	6,663	14,082	36,099	26,305	83,149
Interest receivable (1)		99	102	305	222	728
Interest Rate		6 percent	6 percent	7 percent	7 percent
Maturity		DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$13.29 to $24.53	$26.72 to $112.45	$69.69 to $198.95	$40.56 to $147.05
Royalty payable (current) (1)	(b)	44	90	303	219	656
Royalty obligation payable (long-term) (1)	(b)	6,858	14,179	36,131	26,390	83,558

Net Profit Interest	(c)	-	-	-	-	-

Applicable years		2010-2014	2011-2015	2012-2016	2013-2017
Percent		2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At March 31, 2014.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	MAR 31	DEC 31
	2014	2013

Current portion
Assets
Interest receivable on Restricted promissory notes	$728	$4,991
Restricted promissory note (2004 agreement)	6,663	6,776
Restricted promissory note (2005 agreement)	14,082	-
	21,473	11,767

Liabilities
Current portion of deferred revenue	1,051	1,075

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	MAR 31	DEC 31
	2014	2013
Interest payable on royalty obligations	656	4,782
Royalty obligation (2004 agreement)	6,858	6,911
Royalty obligation (2005 agreement)	14,179	-
	22,744	12,768

Net royalty obligation (current)	$(1,271)	$(1,001)

	MAR 31	DEC 31
	2014	2013

Long-term portion
Assets
Restricted promissory notes	$62,404	$76,978

Liabilities
Deferred revenue	1,233	1,473
Royalty obligation	62,521	77,331
	63,754	78,804

Net royalty obligation (long-term)	$(1,350)	$(1,826)

Total net royalty obligation	$(2,621)	$(2,827)

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At March 31, 2014, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2014 or 2015.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude will have the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

11.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 14.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

		MAR 31	DEC 31
		2014	2013

Current liabilities
Demand loans	(a)	$2,336	$2,950
Current portion of finance lease liabilities	(b)	-	291
Current portion of term loan	(c)	3,300	23,628
Revolving loan	(e)	-	5,000
		$5,636	$31,869

		MAR 31	DEC 31
		2014	2013

Non-current liabilities
Term loan	(c)	$23,717	$23,628
Less current portion	(c)	(3,300)	(23,628)
		$20,417	$-

At December 31, 2013, the Company was not in compliance with a certain financial covenant requirement of the Term Loan. As such, the amortized cost of this facility was reclassified to a current liability. During the first quarter of 2014, the Company obtained a waiver from the lender and entered into a Waiver and Credit Amendment Agreement (“Amending Agreement”) to make certain amendments to the original Credit Agreement. As such, the long-term portion of this Term Loan has been reclassified back to non-current liabilities.

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans are as follows:

	MAR 31	DEC 31
	2014	2013

Demand loans, repayable in consecutive monthly blended payments of $214,893 including interest at prime plus 1.50 percent, due between January and April 2015	$2,336	$2,950
	$2,336	$2,950

The demand loans are secured by a general security agreement covering all assets of the Company. At March 31, 2014, the carrying amount of assets under demand loans included in buildings, plant and equipment was $7.5 million (December 31, 2013: $7.5 million).

(b) Finance Lease Liabilities

The Company’s obligations under finance leases, which were due between January and March 2014, have been retired during the first quarter of 2014.

(c) Term Loan

Terms

Interest on the Company’s five-year $25.0 million term loan (the “Term Loan”) with Crown Capital Partnership Inc. (“CCP”) is fixed at 10 percent, compounds monthly and is payable monthly. Principal payments will begin in May 2014 and will be payable monthly. The maturity date of the Term Loan is 60 months from closing (April 2018), at which time a $10.9 million principal payment will be due.

Repayment Schedule

The tables below outline remaining scheduled repayments of the Term Loan until maturity.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	Term Loan		Future Value of
	Principal		Term Loan
	Payments	Interest	Payments
	MAR 31	MAR 31	MAR 31
	2014	2014	2014

Less than one year	$3,300	$2,151	$5,451
Between one and five years	21,700	5,043	26,743
	$25,000	$7,194	$32,194

The Term Loan is subordinate to all of the Company’s other short-term and long-term Loans and borrowings and contains early retraction and redemption provisions. After 12 months following the closing of this arrangement (April 2014), the Company has the right to prepay the term loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Months Following Closing	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

The Company incurred $1.6 million of closing costs, including the value of the common share purchase warrants noted above, associated with the completion of this Term Loan. These costs reduce the carrying value of the Term Loan and will be amortized using the effective interest rate method at an effect rate of approximately 12 percent over the five year period of the Term Loan.

	MAR 31	DEC 31
	2014	2013

Term loan	$25,000	$25,000
Less:
Closing costs	(1,627)	(1,627)
	23,373	23,373
Add: Amortization of closing costs	344	255
	23,717	23,628
Current portion	(3,300)	(23,628)
	$20,417	$-

Breach of Covenant

During the first quarter of 2014, the Company obtained a waiver from CCP and entered into an Amending Agreement for the financial covenant requirements of the Term Loan to remedy the breach of a financial covenant requirement of the Term Loan as at December 31, 2013. This resulted in the amortized cost of the Term Loan being reclassified as current for financial statement presentation purposes at December 31, 2013. The timing of principal payments has not changed pursuant to the Amendment Agreement; monthly payments of $0.3 million will begin in May 2014. Interest on the Term loan remains fixed at 10 percent, compounds monthly and is payable monthly. The maturity date of the Term loan remains 60 months from closing (April 2018). In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement have been cancelled in conjunction with the waiver of the covenant breach for consideration of $1.0 million.

(e) Revolving Loan

The Company’s $5.0 million revolving loan was repaid in March 2014.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(f) Line of Credit

The Company has access up to a $10.0 million operating line of credit which bears interest at prime plus 1.625 percent; the prime rate at March 31, 2014 was 3 percent. This amount was reduced to $8.5 million subsequent to March 31, 2014. These funds are available for general corporate purposes. At March 31, 2014, the Company was bound by and met all covenants on this credit facility. The Company had drawn $1.2 million on this line of credit as at March 31, 2014.

12.	Share Capital:

Equity Issue:

(a)	Credit Agreement Waiver

During the first quarter of 2014, the Company completed a private placement of 4,545,454 common shares to CCP as payment for a waiver being granted by CCP in connection with the Credit Agreement dated April 5, 2013. At March 31, 2014, there were 188,155,978 common shares of Claude outstanding.

The Company has the following equity-settled plans:

(b)	Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase the Company’s common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period.

During the first quarter of 2014, the Company issued 7,799,148 common shares (2013 – 2,065,812) pursuant to 2013 participation in this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding. Distribution of common shares pursuant to the Company’s ESPP occurs annually in the first quarter subsequent to the year of participation.

The weighted average fair value of ESPP options granted during 2014 was $0.06 (2013 - $0.25) and, for accounting purposes, was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life (March 31, 2013 – 1.00 year), a 19 percent expected forfeiture rate (March 31, 2013 – 23 percent), 68 percent volatility (March 31, 2013 – 61 percent) and an interest rate of 1.0 percent (March 31, 2013 – 1.1 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

During the first quarter of 2014, compensation expense recognized in respect of the ESPP was $0.1 million (March 31, 2013 - $0.1 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

(c)	Stock Option Plan

The Company has established a stock option plan under which common share purchase options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares of Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at March 31, 2014 and December 31, 2013 and their weighted average exercise prices are as follows:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

		Weighted		Weighted
	MAR 31	Average	DEC 31	Average
	2014	Exercise	2013	Exercise
	Options	Price	Options	Price

Beginning of year	7,936,361	$1.19	6,948,527	$1.43
Options granted	-	-	1,937,268	0.43
Options exercised	-	-	-	-
Options forfeited	(146,333)	1.60	(934,434)	1.35
Options expired	(20,000)	2.10	(15,000)	1.79
End of year	7,770,028	$1.18	7,936,361	$1.19

There were no stock options exercised during the first quarter of 2014 or 2013.

For director and employee options outstanding at March 31, 2014, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.14 - $0.50	1,883,765	6.07	$0.43	30,000	4.77	$0.50
$0.51 - $1.00	1,114,845	4.96	0.73	964,844	4.89	0.74
$1.01 - $1.50	2,379,673	4.51	1.20	2,318,971	4.49	1.21
$1.51 - $2.00	1,915,000	5.94	1.87	1,441,000	5.52	1.84
$2.01 - $2.38	476,745	6.94	2.32	400,396	6.92	2.31
	7,770,028	5.45	$1.18	5,155,211	5.05	$1.38

The foregoing options have expiry dates ranging from May 26, 2014 to December 8, 2021.

There were no stock options granted during the first quarter of 2014 or 2013.

During the first quarter of 2014, compensation expense recognized in respect of stock options was $0.1 million (Q1 2013 - $0.2 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income (loss).

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

The Company has the following cash-settled plans:

(d)	Deferred Share Unit Plan

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

During the first quarter of 2014, there were no DSUs granted to participating Directors (Q1 2013 – 1,296,295). At March 31, 2014, total DSUs held by participating Directors was 1,580,086 (December 31, 2013 – 1,580,086). Subsequent to March 31, 2014, the Company granted 3,043,481 DSUs to participating Directors. At May 7, 2014, total DSUs held by participating Directors was 4,623,567.

Compensation expense recognized in respect of DSUs during the first quarter of 2014 was $0.8 million (Q1 2013 - $0.5 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

(e)	Restricted Share Unit Plan

In 2014, the Company established a Restricted Share Unit (“RSU”) plan whereby it may provide each plan participant an annual grant of RSUs in an amount determined by the Company’s Board of Directors. An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the RSUs will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants. There were no grants of RSUs in the first quarter of 2014. However, subsequent to March 31, 2014, a total of 1,058,696 RSUs were granted to participants in the Company’s RSU plan.

Compensation expense recognized in respect of RSUs during the first quarter of 2014 was $0.04 million (March 31, 2013 - nil). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Other:

(f)	Schedule of Warrants Outstanding

Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue.

At March 31, 2014, there were no common share purchase warrants outstanding. This compares to 5.8 million common share purchase warrants outstanding at December 31, 2013. During the first quarter of 2014, the Company entered into an Amending Agreement pursuant to its long-term debt arrangement with CCP whereby the 5,750,000 warrants held by CCP were cancelled in conjunction with the waiver of a covenant breach for consideration of $1.0 million, which was paid in 4,545,454 common shares of Claude.

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2013	Granted	Cancelled	MAR 31, 2014
$0.70	April 5, 2018	5,750,000	-	5,750,000	-

At May 7, 2014, there were no common share purchase warrants of the Company outstanding.

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2013 were as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2012	Granted	Expired	DEC 31, 2013
$1.60	May 22, 2013	1,693,200	-	1,693,200	-
$0.70	April 5, 2018	-	5,750,000	-	5,750,000
		1,693,200	5,750,000	1,693,200	5,750,000

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

13.	Loss Per Share:

Basic:

The calculation of basic earnings per share has been based on the following profit (loss) attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

	MAR 31	MAR 31
	2014	2013

Net loss attributable to common Shareholders	$(5,111)	$(2,537)
Weighted average number of common shares outstanding (basic)	182,029	174,801
Basic net loss per share	$(0.03)	$(0.01)

Diluted:

For the periods ended March 31, 2014 and March 31, 2013, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

14.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.7 million, or $0.00 per share.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share.

At March 31, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2014 production totaling 15,000 ounces. The market value gain inherent in these contracts at March 31, 2014 was $0.2 million. The Company did not have any derivative instruments outstanding at March 31, 2013.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	MAR 31		DEC 31
	2014		2013
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Short-term investments (1)	$1,500	$1,500	$1,500	$1,500
Accounts receivable (2)	5,196	5,196	2,873	2,873
Available-for-sale financial assets
Investments (1)	3,188	3,188	143	143
Held-to-maturity
Deposits for reclamation costs	2,237	2,237	2,237	2,237
Derivative instruments (3)	161	161	-	-
Other financial assets
Assets held for sale	-	-	13,423	13,423
Other financial liabilities
Bank indebtedness	1,231	1,231	8,623	8,623
Demand and revolving loans	2,336	2,336	7,950	7,950
Accounts payable	16,695	16,695	6,997	6,997
Liabilities related to assets held for sale	-	-	2,316	2,316
Net royalty obligations	2,621	2,621	2,827	2,827
Term loan	23,717	25,000	23,628	25,000

(1)	Based on quoted market prices – Level 1.
(2)	At March 31, 2014, there were no receivables that were past due or considered impaired.
(3)	Based on models with observable inputs – Level 2.

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the balance sheet date. The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Term Loan

The Company’s Term Loan is recorded at amortized cost. The fair value is the principal outstanding on the Term Loan, as the fixed interest rate approximates rates for similar instruments.

15.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2013. The Company is not subject to externally imposed capital requirements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

			MAR 31	DEC 31
	Interest	Maturity	2014	2013

Demand loans	P + 1.50%	Jan–Apr/2015	$2,336	$2,950
Revolving loan	P + 1.75%	May 2014	-	5,000
Finance lease liabilities	5.40%-5.50%	Jan-Mar/2014	-	291
Term loan *	10.00%	Apr/2018	23,717	23,628
Total debt			$26,053	$31,869

Shareholders’ equity			119,888	122,596

Debt to equity			21.7%	26.0%

* Closing costs associated with the Company’s long-term debt are netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. Amounts presented in the above table are the amortized cost of the balances owing (Note 11).

At March 31, 2014, the Company is bound by and has met all covenants on these credit facilities.

Page 23